Exhibit 99.1

Global Cord Blood Corporation Announces
Purported EGM Is Not Validly Convened

HONG KONG, China, June 16, 2022 — Global Cord Blood Corporation (NYSE: CO, “GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, noticed that on June 3, 2022 Blue Ocean Structure Investment Company Limited (the "Petitioner") issued a notice which purported to convene an extraordinary general meeting of the Company ("Purported EGM") which is due to be held on June 16, 2022.

The Company's position is that this EGM has not been validly convened. The Purported EGM was convened without the requisite threshold of 75% having been met.

The Company considers it inappropriate to comment on the issues tabled for the Purported EGM at this juncture. These issues are currently the subject of live proceedings in the Cayman Islands and the British Virgin Islands.

The Company looks forward to providing investors with an update as and when it is appropriate to do so.

About Global Cord Blood Corporation

Global Cord Blood Corporation is an umbilical cord blood banking operator serving multiple regions in China. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com